UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Holding(s) in Company dated May 16, 2023

99.1

16 May 2023

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BMX86B70

Issuer Name

Haleon plc

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

GSK plc

City of registered office (if applicable)

BRENTFORD

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Name	City of registered office	Country of registered office
Vidacos Nominees Limited	London	England

5. Date on which the threshold was crossed or reached

12-May-2023

6. Date on which Issuer notified

15-May-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	10.350000	0.000000	10.350000	955320110
Position of previous notification (if applicable)	12.940000	0.000000	12.940000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BMX86B70	0	955320110	0.000000	10.350000
Sub Total 8.A	955320110		10.350000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GSK plc (Chain 1)		2.850000		2.850000%
GSK plc (Chain 1)	GlaxoSmithKline Holdings Limited (Chain 1)	2.850000		2.850000%
GSK plc (Chain 1)	GlaxoSmithKline Finance plc (Chain 1)	2.850000		2.850000%
GSK plc (Chain 1)	Glaxo Group Limited (Chain 1)	2.850000		2.850000%
GSK plc (Chain 2)		4.740000		4.740000%
GSK plc (Chain 2)	GSK LP Limited (Chain 2)	4.740000		4.740000%
GSK plc (Chain 2)	GSK GP 1 Limited (Chain 2)	4.740000		4.740000%
GSK plc (Chain 2)	GSK (No. 1) Scottish Limited Partnership (Chain 2)	4.740000		4.740000%
GSK plc (Chain 3)		1.780000		1.780000%
GSK plc (Chain 3)	GSK LP Limited (Chain 3)	1.780000		1.780000%
GSK plc (Chain 3)	GSK GP 1 Limited (Chain 3)	1.780000		1.780000%
GSK plc (Chain 3)	GSK (No. 2) Scottish Limited Partnership (Chain 3)	1.780000		1.780000%
GSK plc (Chain 4)		0.980000		0.980000%
GSK plc (Chain 4)	GSK LP Limited (Chain 4)	0.980000		0.980000%
GSK plc (Chain 4)	GSK GP 2 Limited (Chain 4)	0.980000		0.980000%
GSK plc (Chain 4)	GSK (No.3) Scottish Limited Partnership (Chain 4)	0.980000		0.980000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

This notification relates to the sale by Glaxo Group Limited (a wholly-owned subsidiary of GSK plc and the holder of other external minority interests of the GSK group) of a portion of its interest in Haleon plc. A separate notification has also been submitted today by GSK plc on behalf of Glaxo Group Limited and Glaxo Group Limited's parent undertakings (other than GSK plc) in respect of their notification obligations.

Glaxo Group Limited, GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership hold their shares in Haleon plc via a custodian, Vidacos Nominees Limited, which holds the legal title to those shares on their behalf pursuant to a custody arrangement.

12. Date of Completion

15-May-2023

13. Place Of Completion

London, England

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: May 16, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary